SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 5)(1)

                        Telefonos de Mexico, S.A. de C.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

American Depositary Shares ("L Share ADSs"), each representing 20 Series L
Shares

American Depositary Shares ("A Share ADSs"), each representing one Series A Share (Title of Class of Securities)
--------------------------------------------------------------------------------

                      879403780 for L Share ADSs(2)
                      879403400 for A Share ADSs(3)
                                 (CUSIP Number)
                     --------------------------------------

                               Rafael Robles Miaja
                     Franck, Galicia, Duclaud y Robles, S.C.
                                  Torre Optima
                                   Tercer Piso
                         Avenida Paseo de las Palmas 405
                          Colonia: Lomas de Chapultepec
                           Mexico, D.F. 11000, Mexico
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 7, 2000
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
                             the following box. |_|

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 33 Pages)

--------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2 CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares, since such shares are not traded in the United States.

3 CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares, since such shares are not traded in the United States.

---------------------------------
CUSIP No. 879403780 L Shares ADSs
          879403400 A Shares ADSs
---------------------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Carlos Slim Helu

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              BK, OO and WC  (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                  |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

                          7      SOLE VOTING POWER

                                 40,000 A Shares and 100,000 L Shares
  NUMBER OF SHARES               (See Items 5(a) and 5(b))
BENEFICIALLY OWNED BY
 EACH REPORTING PERSON    8      SHARED VOTING POWER
       WITH
                                 45,997,330 A Shares and 2,648,552,884 L Shares
                                 (See Items 5(a) and 5(b))

                          9      SOLE DISPOSITIVE POWER

                                 40,000 A Shares and 100,000 L Shares
                                 (See Items 5(a) and 5(d))

                         10      SHARED DISPOSITIVE POWER

                                 45,997,330 A Shares and 2,648,552,884 L Shares
                                 (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              46,037,330 A Shares and 2,648,652,884 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.5% of A Shares and 23.9% of L Shares (See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP No. 879403780 L Shares ADSs
          879403400 A Shares ADSs
---------------------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Carlos Slim Domit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              BK, OO and WC  (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                  |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

                          7      SOLE VOTING POWER

                                 8,132 L Shares
  NUMBER OF SHARES               (See Items 5(a) and 5(b))
BENEFICIALLY OWNED BY
 EACH REPORTING PERSON    8      SHARED VOTING POWER
       WITH
                                 45,997,330 A Shares and 2,648,552,884 L Shares
                                 (See Items 5(a) and 5(b))

                          9      SOLE DISPOSITIVE POWER

                                 8,132 L Shares
                                 (See Items 5(a) and 5(b))

                         10      SHARED DISPOSITIVE POWER

                                 45,997,330 A Shares and 2,648,552,884 L Shares
                                 (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              45,997,330 A Shares and 2,648,561,016 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.5% of A Shares and 23.9% of L Shares (See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP No. 879403780 L Shares ADSs
          879403400 A Shares ADSs
---------------------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Marco Antonio Slim Domit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              BK, OO and WC  (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                  |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

                          7      SOLE VOTING POWER

                                 8,132 L Shares
  NUMBER OF SHARES               (See Items 5(a) and 5(b))
BENEFICIALLY OWNED BY
 EACH REPORTING PERSON    8      SHARED VOTING POWER
       WITH
                                 45,997,330 A Shares and 2,648,552,884 L Shares
                                 (See Items 5(a) and 5(b))

                          9      SOLE DISPOSITIVE POWER

                                 8,132 L Shares
                                 (See Items 5(a) and 5(b))

                         10      SHARED DISPOSITIVE POWER

                                 45,997,330 A Shares and 2,648,552,884 L Shares
                                 (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              45,997,330 A Shares and 2,648,561,016 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.5% of A Shares and 23.9% of L Shares (See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP No. 879403780 L Shares ADSs
          879403400 A Shares ADSs
---------------------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Patrick Slim Domit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              BK, OO and WC  (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                  |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

                          7      SOLE VOTING POWER

                                 8,134 L Shares
  NUMBER OF SHARES               (See Items 5(a) and 5(b))
BENEFICIALLY OWNED BY
 EACH REPORTING PERSON    8      SHARED VOTING POWER
       WITH
                                 45,997,330 A Shares and 2,648,552,884 L Shares
                                 (See Items 5(a) and 5(b))

                          9      SOLE DISPOSITIVE POWER

                                 8,134 L Shares
                                 (See Items 5(a) and 5(b))

                         10      SHARED DISPOSITIVE POWER

                                 45,997,330 A Shares and 2,648,552,884 L Shares
                                 (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              45,997,330 A Shares and 2,648,561,018 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.5% of A Shares and 23.9% of L Shares (See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP No. 879403780 L Shares ADSs
          879403400 A Shares ADSs
---------------------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Maria Soumaya Slim Domit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              BK, OO and WC  (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                  |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

                          7      SOLE VOTING POWER

                                 8,134 L Shares
  NUMBER OF SHARES               (See Items 5(a) and 5(b))
BENEFICIALLY OWNED BY
 EACH REPORTING PERSON    8      SHARED VOTING POWER
       WITH
                                 45,997,330 A Shares and 2,648,552,884 L Shares
                                 (See Items 5(a) and 5(b))

                          9      SOLE DISPOSITIVE POWER

                                 8,134 L Shares
                                 (See Items 5(a) and 5(b))

                         10      SHARED DISPOSITIVE POWER

                                 45,997,330 A Shares and 2,648,552,884 L Shares
                                 (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              45,997,330 A Shares and 2,648,561,018 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.5% of A Shares and 23.9% of L Shares (See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP No. 879403780 L Shares ADSs
          879403400 A Shares ADSs
---------------------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Vanessa Paola Slim Domit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              BK, PF, OO and WC  (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                  |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

                          7      SOLE VOTING POWER

                                 408,134 L Shares
  NUMBER OF SHARES               (See Items 5(a) and 5(b))
BENEFICIALLY OWNED BY
 EACH REPORTING PERSON    8      SHARED VOTING POWER
       WITH
                                 45,997,330 A Shares and 2,648,552,884 L Shares
                                 (See Items 5(a) and 5(b))

                          9      SOLE DISPOSITIVE POWER

                                 408,134 L Shares
                                 (See Items 5(a) and 5(b))

                         10      SHARED DISPOSITIVE POWER

                                 45,997,330 A Shares and 2,648,552,884 L Shares
                                 (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              45,997,330 A Shares and 2,648,961,018 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.5% of A Shares and 23.9% of L Shares (See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP No. 879403780 L Shares ADSs
          879403400 A Shares ADSs
---------------------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Johanna Monique Slim Domit

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              BK, PF, OO and WC  (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                  |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

                          7      SOLE VOTING POWER

                                 570,134 L Shares
  NUMBER OF SHARES               (See Items 5(a) and 5(b))
BENEFICIALLY OWNED BY
 EACH REPORTING PERSON    8      SHARED VOTING POWER
       WITH
                                 45,997,330 A Shares and 2,648,552,884 L Shares
                                 (See Items 5(a) and 5(b))

                          9      SOLE DISPOSITIVE POWER

                                 570,134 L Shares
                                 (See Items 5(a) and 5(b))

                         10      SHARED DISPOSITIVE POWER

                                 45,997,330 A Shares and 2,648,552,884 L Shares
                                 (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              45,997,330 A Shares and 2,649,123,018 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.5% of A Shares and 23.9% of L Shares (See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP No. 879403780 L Shares ADSs
          879403400 A Shares ADSs
---------------------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Carso Global Telecom, S.A. de C.V.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              WC and BK  (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                  |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

                          7      SOLE VOTING POWER


  NUMBER OF SHARES
BENEFICIALLY OWNED BY
 EACH REPORTING PERSON    8      SHARED VOTING POWER
       WITH
                                 45,997,330 A Shares and 2,509,243,848 L Shares
                                 (See Items 5(a) and 5(b))

                          9      SOLE DISPOSITIVE POWER


                         10      SHARED DISPOSITIVE POWER

                                 45,997,330 A Shares and 2,509,243,848 L Shares
                                 (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              45,997,330 A Shares and 2,509,243,848 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.5% of A Shares and 22.7% of L Shares (See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP No. 879403780 L Shares ADSs
          879403400 A Shares ADSs
---------------------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Grupo Carso, S.A. de C.V.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              WC (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                  |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

                          7      SOLE VOTING POWER


  NUMBER OF SHARES
BENEFICIALLY OWNED BY
 EACH REPORTING PERSON    8      SHARED VOTING POWER
       WITH
                                 6,000,000 L Shares
                                 (See Items 5(a) and 5(b))

                          9      SOLE DISPOSITIVE POWER


                         10      SHARED DISPOSITIVE POWER

                                 6,000,000 L Shares
                                 (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,000,000 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.1% of L Shares(See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------
CUSIP No. 879403780 L Shares ADSs
          879403400 A Shares ADSs
---------------------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Grupo Financiero Inbursa, S.A. de C.V.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              WC (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                  |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Mexico

                          7      SOLE VOTING POWER


  NUMBER OF SHARES
BENEFICIALLY OWNED BY
 EACH REPORTING PERSON    8      SHARED VOTING POWER
       WITH
                                 133,309,036 L Shares
                                 (See Items 5(a) and 5(b))

                          9      SOLE DISPOSITIVE POWER


                         10      SHARED DISPOSITIVE POWER

                                 133,309,036 L Shares
                                 (See Items 5(a) and 5(d))

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              133,309,036 L Shares (See Item 5(a))

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.3% of L Shares (See Item 5(a))

     14       TYPE OF REPORTING PERSON*

              CO, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Items 1, 4 and 7: No material changes.
----------------


Item 2.           Identity and Background
-------           -----------------------

     This Statement is filed, pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

     (1) Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family"), each of whom is a Mexican citizen, beneficially own a majority of the outstanding voting equity securities of Carso Global Telecom, S.A. de C.V. ("CGT"), Grupo Carso, S.A. de C.V. ("Carso"), and Grupo Financiero Inbursa, S.A. de C.V. ("GFI"). As a result, ownership of all L Shares and A Shares of Telefonos de Mexico, S.A. de C.V. (the "Company") owned by these entities is deemed to be shared among each member of the Slim Family.

     (2) CGT is a sociedad anonima de capital variable organized under the laws of the United Mexican States. CGT is a holding company with interests in the Company and other telecommunications and media companies.

          CGT's interest in the Company is comprised of the A Shares and L Shares described in Item 5 as beneficially owned by it as well as its interest in a trust (the "Control Trust") that owns all of the outstanding Series AA shares, without par value ("AA Shares"), of the Company. The beneficiaries of the Control Trust are CGT, which owns a 59.53% interest in the Control Trust, various other Mexican investors (together with CGT, the "Mexican Controlling Shareholders") who own an 8.02% interest in the Control Trust, and SBC International, Inc. ("SBCI"), which owns a 32.45% interest in the Control Trust. Under the terms of the Control Trust, the trustee must vote all shares held in the Control Trust as instructed by a simple majority of the members of a technical committee appointed by the Control Trust's beneficiaries (except in the case of certain significant corporate matters). The Control Trust entitles the Mexican Controlling Shareholders to appoint a majority of the members of such technical committee. Therefore, CGT may be deemed to control the Control Trust.

          Prior to December 20, 2000, the Control Trust may only be terminated by all its beneficiaries acting jointly. On December 20, 2000 the Control Trust will become terminable by any party at any time. If the Control Trust is terminated, the AA Shares held by the Control Trust may be distributed to the Control Trust's beneficiaries, subject to the following restrictions: (i) the number of AA Shares outstanding may not be less than 20% of the Company's capital stock, and (ii) the number of AA Shares outstanding may not be less than 51% of the combined number of A and AA Shares outstanding.

          Under the Company's bylaws, L Shares have limited voting rights, and as a result of the restrictions set forth above and through its ownership of all of the outstanding AA Shares, the Control Trust owns a majority of the Company's outstanding regular voting equity securities. Therefore, through the Control Trust, CGT may be deemed to control the Company.

     (3) Carso is a sociedad anonima de capital variable organized under the laws of the United Mexican States. Carso is a holding company with interests in the tobacco, mining, metallurgical and paper industries, in the operation of restaurants and department stores, and in the production of copper, copper alloys, copper cable, aluminum wires and tires.

     (4) GFI is a sociedad anonima de capital variable organized under the laws of the United Mexican States. GFI is a financial services holding company. GFI owns all of the outstanding voting equity securities of several financial institutions organized in Mexico, including a broker-dealer, a bank, an insurance company and a surety bonding company.

     The names, addresses, occupations and citizenship of the Reporting Persons and the executive officers and directors of each of GFI, Carso and CGT are set forth in Schedule I hereto.

     None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration
-------           -------------------------------------------------

     (1) The aggregate amount of funds required to purchase the 45,997,330 A Shares and 2,648,552,884 L Shares described in Item 5(a) as beneficially owned by each member of the Slim Family though CGT, Carso and GFI was approximately $2,129.6 million. All funds used to purchase A Shares and L Shares that are owned indirectly through GFI, Carso and CGT were obtained from such entities' respective working capital and, in the case of CGT, from a portion of the proceeds of a $500 million loan made pursuant to a Loan Agreement, as amended, dated as of May 12, 1998, among CGT, as borrower, Citibank, N.A., as administrative agent and collateral agent, and the other banks party thereto.

     (2) All of the A Shares and L Shares beneficially owned directly by Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit and Maria Soumaya Slim Domit were acquired through inheritance.

     (3) Of the 408,134 L Shares described in Item 5(a) as beneficially owned directly by Vanessa Paola Slim Domit, 8,134 L Shares were acquired through inheritance and the remainder were purchased by her spouse, Daniel Hajj Aboumrad, in the Company's public offering of June 23, 2000. Mr. Hajj paid approximately $1,051.4 thousand for these shares from personal funds. This figure is based on the Noon Buying Rate from the Federal Reserve Bank of New York.

     (4) Of the 570,134 L Shares described in Item 5(a) as beneficially owned directly by Johanna Monique Slim Domit, 8,134 L Shares were acquired through inheritance, 324,000 L Shares were acquired by her spouse, Arturo Elias Ayub, as part of his remuneration for services rendered to the Company in his capacity as Vice President of Services-Regulation and Communication, pursuant to the stock bonus plan for Company employees, and 400,000 L Shares were purchased by Mr. Elias in the Company's public offering of June 23, 2000. Mr. Elias paid approximately $1,051.4 thousand for the L Shares he purchased in the Company's public offering from personal funds. This figure is based on the Noon Buying Rate from the Federal Reserve bank of New York.

Item 5.           Interest in Securities of the Issuer
-------           ------------------------------------

     (a) The Reporting Persons have, as of the date hereof, the following interests in the A Shares and L Shares of the Company:

                                              A Shares(1)                     L Shares(2)
                                           ---------------                  ---------------
                                         Number       % of Class          Number      % of Class
                                         ------       ----------          ------      ----------
Carlos Slim Helu(3)................     46,037,330     13.5%           2,648,652,884     23.9%
Carlos Slim Domit(4)...............     45,997,330     13.5%           2,648,561,016     23.9%
Marco Antonio Slim Domit(5)........     45,997,330     13.5%           2,648,561,016     23.9%
Patrick Slim Domit(6)..............     45,997,330     13.5%           2,648,561,018     23.9%
Maria Soumaya Slim Domit(7)........     45,997,330     13.5%           2,648,561,018     23.9%
Vanessa Paola Slim Domit(8)........     45,997,330     13.5%           2,648,961,018     23.9%
Johanna Monique Domit(9)...........     45,997,330     13.5%           2,649,123,018     23.9%
CGT(10)............................     45,997,330     13.5%           2,509,243,848     22.7%
Carso..............................     --             --                  6,000,000      0.1%
GFI(11)............................     --             --                133,309,036      1.3%



(1) Based on 340,921,925 A Shares outstanding as of November 7, 2000. Includes A Shares held in the form of A Share ADSs. Except as otherwise indicated, all A Shares are held in the form of A Shares.


(2) Based on 10,596,457,207 L Shares outstanding as of November 7, 2000. Includes L Shares held in the form of L Share ADSs. L Share totals and percentages assume that all A Shares and all AA Shares held by the relevant Reporting Person have been converted into L Shares, subject to the restrictions set forth in Item 2 above. Except as otherwise indicated, all L Shares are held in the form of L Shares.


(3) Includes 40,000 A Shares and 60,000 L Shares owned directly by Carlos Slim Helu, as well as A Shares and L Shares beneficially owned through GFI, Carso and CGT by a trust for the benefit of the Slim Family. All A Shares and L Shares owned by such trust are deemed to be beneficially owned by each member of the Slim family that is a beneficiary of such trust. Thus, beneficial ownership of A Shares and L Shares is deemed to be shared by each member of the Slim family.

(4) Includes 8,132 L Shares owned directly by Carlos Slim Domit, as well as A Shares and L Shares beneficially owned through GFI, Carso and CGT by a trust for the benefit of the Slim family.


(5) Includes 8,132 L Shares owned directly by Marco Antonio Slim Domit, as well as A Shares and L Shares beneficially owned through GFI, Carso and CGT by a trust for the benefit of the Slim family.


(6) Includes 8,134 L Shares owned directly by Patrick Slim Domit, as well as A Shares and L Shares beneficially owned through GFI, Carso and CGT by a trust for the benefit of the Slim family.


(7) Includes 8,134 L Shares owned directly by Maria Soumaya Slim Domit, as well as Shares beneficially owned through GFI, Carso and CGT by a trust for the benefit of the Slim family.


(8) Includes 408,134 L Shares owned directly by Vanessa Paola Slim Domit and her spouse, as well as A Shares and L Shares beneficially owned through GFI, Carso and CGT by a trust for the benefit of the Slim family.


(9) Includes 570,134 L Shares owned directly by Johanna Monique Slim Domit and her spouse, as well as A Shares and L Shares beneficially owned through GFI, Carso and CGT by a trust for the benefit of the Slim family.


(10)     Includes 1,977,768,840 L Shares held in the form of L Share ADSs.


(11)     Includes 110,212,000 L Shares held in the form of L Share ADSs.

     (b) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of CGT, Carso and GFI, the Slim Family may be deemed to have the power to vote, or to direct the voting of, any A Shares or L Shares of the Company owned by such persons. Except as otherwise disclosed herein, none of the Reporting Persons shares voting power with respect to any of the A Shares or L Shares.

     (c) All transactions in A Shares and L Shares effected by the Reporting Persons in the last 60 days are listed in Schedule II hereto.

     (d) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of CGT, Carso and GFI, the Slim Family may be deemed to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares of the Company owned by such persons. Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of A Shares or L Shares owned by the Reporting Persons.

     (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships
-------           with Respect to
                  ---------------

Securities of the Issuer

     CGT has entered into matched put and call options pursuant to which it has an option to call, and the relevant counterparty has an option to put, L Shares (in the form of L Share ADSs) on the terms indicated below. Each such option is exercisable only on its expiration date.

                                                Number of L      Strike Price
Counterparty            Expiration Date           Shares          Per L Share
------------            ---------------           ------          -----------
J.P. Morgan & Co.          Sep. 4, 2001         14,000,000           $2.61
Chase Manhattan Bank       Sep. 4, 2001         16,000,000           $2.48
Chase Manhattan Bank       Sep. 4, 2001         19,000,000           $2.81
Chase Manhattan Bank       Sep. 12, 2001        30,000,000           $2.94
Chase Manhattan Bank       Sep. 17, 2001        21,000,000           $2.80

     Other than as disclosed herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares of the Company.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         --------------------------------------
         Carlos Slim Helu

         --------------------------------------
         Carlos Slim Domit                          By: /s/ Eduardo Valdes
                                                        ------------------------
         --------------------------------------         Eduardo Valdes
         Marco Antonio Slim Domit                       Attorney-in-Fact
                                                        November 17, 2000
         --------------------------------------
         Patrick Slim Domit

         --------------------------------------
         Maria Soumaya Slim Domit

         --------------------------------------
         Vanessa Paola Slim Domit

         --------------------------------------
         Johanna Monique Slim Domit


         CARSO GLOBAL TELECOM, S.A. DE C.V.

         --------------------------------------
         By: Carlos Slim Helu
         Title: Chairman of the Board of Directors

         GRUPO CARSO S.A. DE C.V.

         --------------------------------------
         By: Carlos Slim Helu
         Title: Chairman of the Board of Directors


         GRUPO FINANCIERO  INBURSA S.A. DE C.V.

         --------------------------------------
         By: Carlos Slim Helu
         Title: Chairman of the Board of Directors

                                   SCHEDULE I

          All of the individuals listed below are citizens of Mexico.

                       CARSO GLOBAL TELECOM, S.A. de C.V.

        Insurgentes Sur 3500 Col. Pena Pobre Tlalpan, Mexico, D.F., 14060

Name and Position                               Principal Occupation
-----------------                               --------------------

Carlos Slim Helu (Director and                  Chairman of the Board of Telefonos
Chairman of the Board)                          de Mexico and Carso Global Telecom

Jaime Chico Pardo (Director and
Vice Chairman of the Board)                     President of Telefonos de Mexico

Isidoro Ambe Attar (Director)                   Vice-President of Telefonos de Mexico

Fernando G. Chico Pardo (Director)              President of Promecap

Arturo Elias Ayub (Director)                    Vice-President of Telefonos de Mexico

Claudio X. Gonzalez Laporte (Director)          Chairman of the Board of Kimberly Clark de Mexico

Humberto Gutierrez-Olvera Zubizarreta
(Director)                                      President of Grupo Carso and President of Condumex

Daniel Hajj Aboumrad (Director)                 President of Radio Movil Dipsa (Telcel)

Jose Kuri Harfush (Director)                    President of Productos Dorel

Juan Antonio Perez Simon (Director)             Vice-Chairman of Telefonos de Mexico

Alfredo Sanchez Alcantara (Director)            President of Uninet

Gerardo Sanchez Alcantara (Director)            Adjunct President of Consorcio Red Uno

Carlos Slim Domit (Director)                    Chairman of Grupo Carso and President of Sanborns

Marco A. Slim Domit (Director)                  President of Grupo Financiero Inbursa

Patricio Slim Domit (Director)                  Vice-Chaiman of Grupo Carso and Vice-President of
                                                Telefonos de Mexico

Eduardo Valdes Acra (Director)                  President of Inversora Bursatil

Andres Vasquez del Mercado (Director)           Vice-President of Telefonos de Mexico


                            GRUPO CARSO, S.A. de C.V.

        Insurgentes Sur 3500 Col. Pena Pobre Tlalpan, Mexico, D.F., 14060


Name and Position                                    Principal Occupation
-----------------                                    --------------------

Carlos Slim Helu (Director and                       Chairman of the Board of Telefonos de
Honorary Chairman For Life)                          Mexico and Carso Global Telecom

Carlos Slim Domit                                    Chairman of Grupo Carso and President
(Director and Chairman of the Board)                 of Sanborns

Fernando G. Chico Pardo (Director)                   President of Promecap

Jaime Chico Pardo (Director)                         President of Telefonos de Mexico

Antonio Cosio Arino (Director)                       Independent Investor

Claudio X. Gonzalez Laporte (Director)               Chairman of the Board of Kimberly
                                                     Clark de Mexico

Moises Kalach Mizrahi (Director)                     President of Kaltex

Jose Kuri Harfush (Director)                         President of Productos Dorel

Juan Antonio Perez Simon (Director)                  Vice-Chairman of Telefonos de Mexico

Bernardo Quintana Isaac (Director)                   Chairman of the Board and President
                                                     of Empresas ICA Sociedad Controladora

Agustin Santamarina Vazquez (Director)               Managing Partner of Santamaria y Steta



                     GRUPO FINANCIERO INBURSA, S.A. de C.V.

       Paseo de las Palmas 736 Col. Lomas Chapultepec, Mexico, D.F., 11000

Name and Position                                   Principal Occupation
-----------------                                   --------------------

Carlos Slim Helu (Honorary Chairman For Life)       Chairman of the Board of Telefonos de
                                                    Mexico and Carso Global Telecom

Marco Antonio Slim Domit                            President of Grupo Financiero Inbursa
(Chairman of the Board)

Eduardo Valdes Acra                                 President of Inversora Bursatil
(Vice-Chairman of the Board)

Antonio Cosio Arino (Director)                      Independent Investor

Angeles Espinosa Yglesias (Director)                Independent Investor

Agustin Franco Macias (Director)                    Chairman of Infra

Bernardo Quintana Isaac (Director)                  Chairman of the Board and President
                                                    of Empresas ICA Sociedad Controladora

Claudio X. Gonzalez Laporte (Director)              Chairman of the Board of Kimberly Clark
                                                    of Mexico

Jose Antonio Chedraui Obeso (Director)              President of Grupo Comercial Chedraui

Juan Antonio Perez Simon (Director)                 Vice-Chairman of Telefonos de Mexico

David Ibarra Munoz (Director)                       Independent Economist

                                   SCHEDULE II

         On November 7, 2000, upon the expiration of a matched put/call option with Citibank, N.A., CGT purchased 1,740,000 L Share ADSs (representing 34,800,000 L Shares) at a price of US$20.92 per L Share ADS.

EXHIBIT INDEX


Exhibit Number    Description              Page Number
--------------    -----------              -----------

1                 Powers of Attorney           24
2                 Joint Filing Agreement       34